Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS TV Guide Entertainment Group, LLC As of March 31, 2014 and 2013, and for Each of the Three Years in the Period Ended March 31, 2014 With Report of Independent Auditors

TV Guide Entertainment Group, LLC
Consolidated Financial Statements
As of March 31, 2014 and 2013, and for Each of the
Three Years in the Period Ended March 31, 2014

Report of Independent Auditors
The Board of Managers
TV Guide Entertainment Group, LLC
We have audited the accompanying consolidated financial statements of TV Guide Entertainment Group, LLC, which comprise the consolidated balance sheets as of March 31, 2014 and 2013, and the related consolidated statements of operations, changes in members’ deficit, and cash flows for each of the three years in the period ended March 31, 2014, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TV Guide Entertainment Group, LLC at March 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California
May 29, 2014

TV Guide Entertainment Group, LLC

Consolidated Balance Sheets
(In thousands)

	March 31
	2014	2013
Assets
Current assets:
Cash and cash equivalents	$9,184	$5,859
Accounts receivable, net of allowances for doubtful accounts	12,736	16,334
Programming costs	3,428	5,550
Prepaid expenses and other current assets	1,802	1,429
Total current assets	27,150	29,172

Noncurrent assets:
Property and equipment, net	10,928	10,747
Programming costs	937	4,620
Amortizable intangible assets, net	30,935	43,449
Goodwill	152,034	152,599
Other assets	1,177	507
Total assets	$223,161	$241,094

Liabilities and members’ deficit
Current liabilities:
Accounts payable and other accrued liabilities	$12,985	$14,640
Due to related party	7,537	5,928
Capital lease obligation	1,206	1,078
Deferred revenue	1,414	1,368
Accrued programming costs	7,511	7,110
Total current liabilities	30,653	30,124

Noncurrent liabilities:
Deferred rent	1,222	143
Due to related party	2,169	7,582
Capital lease obligation	6,199	7,260
Deferred revenue	1,281	2,306
Accrued programming costs	1,463	7,670
Mandatorily redeemable preferred units	325,204	267,362
Total liabilities	368,191	322,447

Commitments and contingent liabilities

Members’ deficit	(145,030)	(81,353)
Total liabilities and members’ deficit	$223,161	$241,094

See accompanying notes.

TV Guide Entertainment Group, LLC

Consolidated Statements of Operations
(In thousands)

	Year Ended March 31
	2014	2013	2012
Revenues:
Advertising, including related party advertising of $1,869, $2,053, and $1,482, respectively	$49,382	$44,200	$54,631
Subscriber fees	24,086	24,115	29,122
Other, including related-party revenue of $4,798, $480, and $480, respectively	4,939	643	512
Total revenues	78,407	68,958	84,265

Cost of services:
Programming, including related-party programming of $7,702, $10,513, and $7,903, respectively	36,704	45,124	45,525
Other direct costs	162	226	534
Total cost of services	36,866	45,350	46,059

Other expenses:
Advertising	13,631	10,093	12,486
Selling, general and administrative, including related-party expenses of $1,497, $1,131, and $1,322, respectively	30,336	26,554	30,556
Depreciation and amortization	8,031	8,439	9,360
Total other expenses	51,998	45,086	52,402

Operating loss	(10,457)	(21,478)	(14,196)
Other income, net	1,213	9	15
Interest expense, net	(41,547)	(35,601)	(31,518)
Net loss from continuing operations	(50,791)	(57,070)	(45,699)

Loss from operations of discontinued business component (TV Guide Online Holdings, LLC)	(2,799)	(8,139)	(2,736)
Net loss	$(53,590)	$(65,209)	$(48,435)

See accompanying notes.

TV Guide Entertainment Group, LLC

Consolidated Statements of Changes in Members’ Deficit
(In thousands)

	Common Units		Accumulated
	Number	Amount	Deficit	Total

Balance at March 31, 2011	101	$81,038	$(49,500)	$31,538
Share-based compensation	1	502	—	502
Net loss	—	—	(48,435)	(48,435)
Balance at March 31, 2012	102	81,540	(97,935)	(16,395)
Share-based compensation	—	251	—	251
Net loss	—	—	(65,209)	(65,209)
Balance at March 31, 2013	102	81,791	(163,144)	(81,353)
Distribution to members of TV Guide Online Holdings, LLC	—	—	(10,087)	(10,087)
Net loss	—	—	(53,590)	(53,590)
Balance at March 31, 2014	102	$81,791	$(226,821)	$(145,030)

See accompanying notes.

TV Guide Entertainment Group, LLC

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended March 31
	2014	2013	2012
Operating activities
Net loss	$(53,590)	$(65,209)	$(48,435)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	8,231	13,850	11,602
Gain on sale of property and equipment	(1,213)	(15)	(15)
Amortization of programming costs	19,979	28,548	26,769
Allowance for doubtful accounts	133	(382)	(5)
Share-based compensation	—	251	502
Interest accretion on preferred units and 10% dividend	40,342	33,950	29,688
Changes in operating assets and liabilities:
Accounts receivable	(595)	1,996	3,225
Programming costs	(14,174)	(10,303)	(14,159)
Prepaid expenses and other assets	(72)	199	(772)
Accounts payable and other accrued liabilities	1,248	135	(3,177)
Due to related party	(3,804)	(128)	965
Deferred rent	1,079	(125)	(52)
Deferred revenue	(858)	(1,359)	(1,260)
Accrued programming costs	(5,806)	(6,817)	(3,626)
Net cash (used in) provided by operating activities	(9,100)	(5,409)	1,250

Investing activities
Proceeds from sale of property and equipment	68	28	16
Additions to property and equipment	(4,256)	(713)	(1,096)
Net cash used in investing activities	(4,188)	(685)	(1,080)

Financing activities
Principal payments of capital lease obligations	(1,099)	(1,007)	(944)
Principal receipts from capital lease of property and equipment	212	—	—
Capital contribution from Preferred Unit holders	17,500	3,000	—
Net cash provided by (used in) financing activities	16,613	1,993	(944)

Net change in cash and cash equivalents	3,325	(4,101)	(774)
Cash and cash equivalents at beginning of year	5,859	9,960	10,734
Cash and cash equivalents at end of year	$9,184	$5,859	$9,960

Noncash investing and financing activities
Addition of property and equipment through capital lease	$166	—	—
Capital lease of property and equipment to a lessee	$1,365	—	—

See accompanying notes.

TV Guide Entertainment Group, LLC
Notes to Consolidated Financial Statements
March 31, 2014
1. Description of Business, Organization and Basis of Presentation, and Liquidity
Description of Business
TV Guide Entertainment Group, LLC, a limited liability company (“the Company”), was formed pursuant to a Limited Liability Agreement dated May 28, 2009. The Company includes the operations of its consolidated subsidiaries, which include TV Guide Network, TV Guide Broadband, and TV Guide Network On Demand. The Company conducts substantially all of its business in the United States.
TV Guide Network offers entertainment and television guidance-related programming as well as localized program listings and descriptions primarily in the United States. TV Guide Network is typically included in a basic or expanded basic viewing package offered by cable or satellite operators to their subscribers. TV Guide Network On Demand and TV Guide Broadband are advertiser-supported, video-on-demand services featuring short- and long-form entertainment programs.
Organization and Basis of Presentation
Since 2009, the Company had been owned by Lionsgate Entertainment Corp. (“Lions Gate”) and One Equity Partners (“OEP”), the global private equity investment arm of JPMorgan Chase Bank N.A. Lions Gate owned 51% and OEP 49% of the Company. In addition, OEP reserved the option of buying another 1% of the Company under certain circumstances. The Company’s membership interests consisted of 51,000 Preferred Units and 51,000 B‑1 Common Units issued to Lions Gate and 49,000 Series A Preferred Units (“Preferred Units”) and 49,000 Series B-1 Common Units (“B-1 Common Units”) issued to OEP.
On March 26, 2013, CBS Corporation (“CBS”) acquired OEP’s 49% interest in the Company and purchased an additional 1% of Lions Gate’s interest. In connection with the transaction, OEP sold 49,000 Series A Preferred Units and 49,000 of Series B-1 Common Units to CBS, and Lions Gate sold 1,000 Series A Preferred Units and 1,000 Series B-1 Common Units to CBS. Following the transaction, Lions Gate and CBS each own 50% of the Company. The operating agreement contains joint control rights, as well as certain transfer restrictions and exit rights.

1. Description of Business, Organization and Basis of Presentation, and Liquidity (continued)
On May 31, 2013, the Company distributed the assets and liabilities of TV Guide Online Holdings, LLC (“TVGuide.com”), then a wholly owned subsidiary of the Company, to another entity owned by the Company’s members. A subsidiary of CBS Corporation then purchased Lions Gate’s ownership share of TVGuide.com. As a result of this transaction, the Company’s financial information for periods prior to May 31, 2013, has been revised to reflect the operating results of TVGuide.com as a discontinued operation. Accordingly, all revenues and expenses from TVGuide.com in all periods presented are reflected net within discontinued operations in the consolidated statements of operations.
Assets and liabilities from discontinued operations consist of total current assets of $4.8 million, total noncurrent assets of $8.5 million, and total current liabilities of $3.3 million as of March 31, 2013.
Liquidity
The members have entered into commitments to support, if required, the Company’s ability to continue as a going concern through March 31, 2015. After considering these commitments, management expects there to be sufficient operating cash flow to sustain the operations of the Company. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.
2. Significant Accounting Policies
Generally Accepted Accounting Principles
These consolidated financial statements have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“GAAP”).
Reclassifications
The Company has made certain reclassifications to the prior year’s financial statements to conform to classifications in the current year. These reclassifications had no impact on previously reported results of operations.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions between the entities that comprise the Company have been eliminated.

2. Significant Accounting Policies (continued)
Revenue Recognition
Revenues primarily consist of advertising revenues and subscriber fees.
Advertising Revenues
Advertising revenues are earned and recognized when the advertising unit is aired or displayed on the Company’s distribution platforms. Advertising revenues are recorded net of agency commissions and discounts. Cash payments received in advance for advertising are deferred until earned, at which time revenue is recognized.
Network advertising contracts may guarantee the advertiser a minimum audience for its advertisements over the term of the contracts. Revenues are only recognized for the actual audience impressions delivered. The determination of whether such audience minimums have been met is based on information provided by ratings services companies and historical experience. If the minimum guaranteed audience requirements are not met, the Company provides the advertiser additional advertising time until the minimum audience guarantees have been met. A liability is recorded for the amount of the contractual fee that has not yet achieved the minimum audience guarantee. This liability is recognized as revenue when minimum audience guarantees have been met.
Subscriber Fees
The Company has entered into agreements with cable operators and digital broadcast satellite providers for the licensing or distribution of its services in exchange for subscriber fees, generally calculated on a per-subscriber basis. Subscriber fees revenue from the distribution of TV Guide Network programming is recognized in the month the services are provided. Payments received in advance for subscription services are deferred until the month earned, at which time revenue is recognized. The Company defers launch incentive assets (capitalized incentives provided to a cable operator to facilitate the launch of a cable network) and amortizes the amounts on a straight-line basis over the contract period. The Company classifies the amortization of launch incentives as a reduction of revenue.
Barter Transactions
The Company enters into transactions that exchange advertising time for program license rights or advertising time on the other party’s network. Barter transactions are recorded at the estimated fair value of the advertising surrendered and recognized as the related advertising units are aired.
For the fiscal years ended March 31, 2014, 2013, and 2012, the Company recognized barter revenues and expenses of $0.25 million, $0.04 million, and $0.50 million, respectively; such amounts are included in advertising revenues and programming cost of services, respectively, in the accompanying consolidated statements of operations.

2. Significant Accounting Policies (continued)
Advertising Expense
Marketing and promotion costs to promote the Company’s distribution platforms are expensed when incurred and are classified as advertising expense in the accompanying consolidated statements of operations.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash deposits at financial institutions and money market mutual funds. The Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents. At times throughout the year and at fiscal year-end, cash balances held at financial institutions were in excess of federally insured limits.
Programming Costs
For programs produced by the Company, capitalized costs include all direct production costs and production overhead. Costs for programs produced are expensed over the economic life of the program in relation to revenues generated. If the content of the program relates to current events, program costs are generally expensed upon first airing. The valuation of the cost of programs produced is evaluated on a program-by-program basis. When an event or change in circumstances indicates that the fair value of the program is less than its unamortized cost, the program is written down to its estimated fair value.
For acquired programs, the cost of acquired programming is capitalized and a liability is recorded upon acceptance of the episodes acquired that are available for broadcast. The liability represents the present value of the contractual cash payments. Capitalized costs of programs acquired are allocated to the estimated number of projected runs over the program license period and subsequently amortized as those runs are aired. Acquired programming costs are stated at the lower of unamortized cost or net realizable value.
Property and Equipment and Amortizable Intangible Assets
Property and equipment and amortizable intangible assets are recorded at cost, or fair value, when acquired. Property and equipment and amortizable intangible assets are depreciated using the straight-line method over the estimated useful lives of the assets. Assets acquired under capital lease arrangements are recorded at the present value of the minimum lease payments and are amortized over the shorter of the lease term or useful life of the leased asset.
Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the useful life of the leasehold improvement. Upon the sale or retirement of property or equipment, the cost and related accumulated depreciation or amortization are removed from the Company’s consolidated financial statements with the resulting gain or loss

2. Significant Accounting Policies (continued)
reflected in the Company’s results of operations. Repairs and maintenance expenses are expensed as incurred.
The estimated useful lives of property and equipment and amortizable intangible assets are as follows:

Machinery and equipment, furniture and fixtures	3 - 7 years
Computer equipment and software	3 years
Transponder under capital lease	15 years
Customer relationships	5 - 11 years
Trademark/tradename	2 - 20 years
License agreements	2 - 6 years
Internal use software	2 years

The Company periodically reviews and evaluates the recoverability of property and equipment and amortizable intangible assets. Where applicable, estimates of net future cash flows, on an undiscounted basis, are calculated based on future revenue and cost estimates. If undiscounted cash flow estimates are less than the carrying value, a reduction in the carrying amount is recorded to adjust the carrying amount to fair value, which approximates discounted cash flows.
Goodwill
Goodwill represents the excess of acquisition costs over the fair value of the tangible and intangible assets acquired and liabilities assumed in the acquisition of the Company in 2009. Goodwill is not amortized but is reviewed for impairment annually within each fiscal year or between the annual tests if an event occurs or circumstances change that indicates it is more likely than not that the fair value of a reporting unit is less than its carrying value.
The Company first assesses qualitative factors to determine whether events or circumstances lead to the determination that the fair value of a reporting unit is less than its carrying value. If, after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company performs the two-step impairment test. The first step determines if the goodwill is potentially impaired, and the second step measures the amount of the impairment loss, if necessary. Under the first step, goodwill is considered potentially impaired if the fair value of the reporting unit is less than the reporting unit’s carrying amount, including goodwill. Under the second step, the impairment loss is then measured as the excess of recorded goodwill over the fair value of the goodwill, as calculated. The fair value of goodwill is calculated by allocating the fair value of the reporting unit to all the assets and liabilities of the reporting unit as if the reporting unit was purchased in a business combination and the purchase price was the fair value of the reporting unit. The Company performs its annual impairment test as of January 1 in each fiscal year. The Company performed its annual impairment test on its goodwill as of January 1, 2014. No goodwill impairment was identified.

2. Significant Accounting Policies (continued)
Other Assets
Other assets include noncurrent prepaid expenses, security deposits, and a lease receivable for certain property and equipment.
Share-Based Compensation
The Company measures all share-based awards using a fair value method and recognizes the related share-based compensation expense in the consolidated financial statements over the requisite service period.
Income Taxes
The Company mainly operates as limited liability companies (there are two corporate entities within the consolidated group that are not limited liability companies); therefore, any federal and state tax exposure is minimal. For limited liability companies, federal and state income taxes are liabilities of the individual members. The Company’s tax returns and the amount of allocable profits or losses are subject to examination by federal and state taxing authorities. If such examinations result in changes to profits and losses, the income tax liability of the members may also change. As a result, only minimal federal and state income tax expense has been recorded in these consolidated financial statements for the years ended March 31, 2014, 2013, and 2012, included in selling, general and administrative expenses. The Company paid $32,600, $19,300, and $19,400 in taxes for the fiscal years ended March 31, 2014, 2013, and 2012, respectively.
The Company’s tax returns and the amount of allocable profit or loss are subject to examination by federal taxing authorities for the year ended March 31, 2011 and forward, and by state taxing authorities for the year ended March 31, 2010 and forward. If such examinations result in changes to the Company’s profits or losses, the income tax liability of the members may also change.
Fair Value of Financial Instruments
Carrying amounts of certain of the Company’s financial instruments, including accounts receivable, accounts payable, and accrued liabilities, approximate their fair value due to their short maturities.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant

2. Significant Accounting Policies (continued)
estimates made by management in the preparation of the accompanying consolidated financial statements relate to estimating the provision for doubtful accounts; estimating the number of program runs for acquired programming amortization; estimating the useful lives of property and equipment and amortizable intangible assets; and impairment assessments for programming cost, property and equipment, goodwill, and amortizable intangible assets. Actual results could differ from such estimates.
Credit Risk and Significant Concentrations
Accounts that potentially subject the Company to a concentration of credit risk principally consist of trade receivables. For the fiscal years ended March 31, 2014, 2013, and 2012, no single customer generated revenues in excess of 10% of total revenues. As of March 31, 2014 and 2013, there was no single customer that accounted for 10% or more of the total accounts receivable balance. The Company does not require collateral and evaluates its outstanding accounts receivable each period for collectibility. This evaluation involves assessing the aging of the amounts due and reviewing the creditworthiness of each customer. Based on this evaluation, the Company records an allowance for accounts receivable that are estimated to not be collectible.
Fair Value Measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that the Company believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable.
The Company primarily applies the income and market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs.
A fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

2. Significant Accounting Policies (continued)
Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
Recent Accounting Pronouncements
In February 2013, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update that requires companies to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amounts are required to be reclassified in their entirety to net income. For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference to other required disclosures that provide additional detail about those amounts. This guidance is effective for the Company’s fiscal year beginning April 1, 2014, with early adoption permitted. The Company does not have any items of comprehensive income, or reclassifications out of comprehensive income, and does not expect that the new guidance will have a material impact on the financial statements upon adoption.
In July 2013, the FASB issued an accounting standard update relating to the presentation of unrecognized tax benefits. The accounting update requires companies to present a deferred tax asset net of related unrecognized tax benefits if there is a net operating loss or other tax carryforwards that would apply in settlement of the uncertain tax position. To the extent that an uncertain tax position would not be settled through a reduction of a net operating loss or other tax carryforwards, the unrecognized tax benefit will be presented as a liability. The guidance is effective for the Company’s fiscal year beginning April 1, 2015, with early adoption permitted. The Company does not have any unrecognized tax benefits and does not expect that the new guidance will have a material impact on the financial statements upon adoption.
Subsequent Events
The Company has evaluated all events and transactions subsequent to March 31, 2014 through the date of issuance, May 29, 2014. There were no material subsequent events that required recognition or additional disclosure in these consolidated financial statements.

3. Accounts Receivable

Accounts receivable consists of the following (in thousands):

	March 31
	2014	2013

Accounts receivable	$14,188	$17,653
Allowance for doubtful accounts	(1,452)	(1,319)
Accounts receivable, net	$12,736	$16,334

4. Property and Equipment
Property and equipment consists of the following (in thousands):

	March 31
	2014	2013

Equipment under capital lease	$12,231	$12,065
Furniture and fixtures	1,042	1,051
Computer equipment and software	4,991	7,182
Machinery and equipment	4,535	6,465
Leasehold improvements	3,715	3,602
	26,514	30,365
Less accumulated depreciation and amortization	(15,586)	(19,618)
Property and equipment, net	$10,928	$10,747

Depreciation and amortization expense related to property and equipment was $2.7 million, $3.5 million, and $4.5 million for the years ended March 31, 2014, 2013, and 2012, respectively, including amortization of equipment under capital lease of $1.2 million in each year. Accumulated amortization of equipment under capital lease was $5.8 million and $4.7 million at March 31, 2014 and 2013, respectively. Unamortized capitalized software costs, net of accumulated depreciation, were $0.1 million and $0.4 million as of March 31, 2014 and 2013, respectively.

5. Programming Costs
Programming costs consist of the following (in thousands):

	March 31
	2014			2013
	Current	Noncurrent	Total	Current	Noncurrent	Total

Acquired programming costs	$3,392	$937	$4,329	$5,276	$4,620	$9,896
In-house programming costs	36	—	36	274	—	274
	$3,428	$937	$4,365	$5,550	$4,620	$10,170

5. Programming Costs (continued)
The acquired programming costs balance at March 31, 2014, reflects all accepted episodes available for broadcast. There are additional episodes contractually committed under the license agreements that will be accepted in future periods. Amortization expense related to acquired programming costs for the fiscal years ended March 31, 2014, 2013, and 2012, was $20.0 million, $28.5 million, and $26.8 million, respectively, which includes impairment costs of $6.6 million, $13.4 million, and $13.8 million for the fiscal years ended March 31, 2014, 2013, and 2012, respectively.
The in-house programming costs balance consists of all capitalized costs for episodes in production or completed but not aired as of March 31, 2014 and 2013.
6. Amortizable Intangible Assets
Amortizable intangible assets consist primarily of customer relationships and trademarks. The composition of the Company’s amortizable intangible assets and the associated accumulated amortization (in thousands) is as follows:

	Weighted-		March 31
	Average	Range of	2014			2013
	Remaining Life in Years	Remaining Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Customer relationships	6	1 - 6	$58,440	$(27,505)	$30,935	$66,340	$(29,988)	$36,352
Trademark/tradename	14	0 - 15	1,470	(1,470)	—	10,250	(3,249)	7,001
License agreements	1	0 - 1	1,210	(1,210)	—	1,510	(1,414)	96
			$61,120	$(30,185)	$30,935	$78,100	$(34,651)	$43,449

The aggregate amount of amortization expense associated with the Company’s intangible assets for the fiscal years ended March 31, 2014, 2013, and 2012, was $5.5 million, $10.4 million, and $7.1 million, respectively. The estimated aggregate amortization expense for each of the fiscal years ending March 31, 2015 through 2019, is $5.2 million.
An impairment loss of $3.6 million was recorded in the year ended March 31, 2013, relating to customer relationships after they were determined to be not recoverable. This loss is included in depreciation and amortization on the consolidated statement of operations. To determine the fair value, the Company employed a discounted cash flow methodology with assumptions for cash flows using a discount rate commensurate with the associated risk (Level 2).

7. Accounts Payable and Other Accrued Liabilities

Accounts payable and other accrued liabilities consist of the following (in thousands):

	March 31
	2014	2013

Accounts payable	$3,010	$2,831
Advertising accruals	3,001	2,303
Minimum audience guarantees	2,649	3,070
Payroll-related accruals	2,233	3,211
Deferred Rent	258	139
Customer credits	567	648
Unfavorable lease adjustment	—	604
Other	1,267	1,834
	$12,985	$14,640

8. Long-Term Obligations
Accrued Programming Costs
Accrued programming costs at March 31, 2014 and 2013, represent the present value of payments remaining on delivered episodes using a discount rate of 3.25%.
Future payments of programming costs (in thousands) are as follows:

	Year Ended March 31
	2015	2016	2017	2018	2019	Thereafter	Total

Contractual commitments	$8,387	$1,767	$—	$—	$—	$—	$10,154
Imputed interest							(130)
Undelivered episodes							(1,050)
							$8,974

Commitments represent future minimum payments, as required by contracted license agreements, relating to the purchase of programming. Future payments under these obligations are based on contractual due dates. The amounts include imputed interest payments associated with the obligations on delivered episodes.

8. Long-Term Obligations (continued)
Lease Obligations
Future minimum lease payments under capital and noncancelable operating leases at March 31, 2014, are as follows (in thousands):

	Capital Leases	Operating Leases
Year ending March 31:
2015	$1,658	$1,105
2016	1,658	1,527
2017	1,636	1,565
2018	1,600	1,531
2019	1,600	1,401
Thereafter	667	1,563
Total future minimum lease payments	8,819	8,692
Less amount representing interest at 6.65% and 3.25%	1,414	—
Net future minimum lease payments	$7,405	$8,692

The Company leases office premises and equipment. Certain of the Company’s operating leases have renewal options upon the expiration of current terms. The Company’s primary facilities are located in Playa Vista, California; Tulsa, Oklahoma; and New York, New York. Rent expense recorded to general and administrative expense was $1.9 million, $3.2 million, and $3.2 million for each of the fiscal years ended March 31, 2014, 2013, and 2012, respectively. This excludes rent of $0.4 million, $0.5 million, and $0.5 million for the fiscal years ended March 31, 2014, 2013, and 2012, for studio production facilities, which is recorded as in-house production expense.
Other Long-Term Obligations
Other contractual commitments for the fiscal years ending March 31, 2015, 2016, 2017, 2018, 2019, and thereafter are $1.7 million, $0.5 million, $0.2 million, $0.2 million, $0.2 million, and $0.2 million, respectively, relating to service, music rights, and data license agreements. The Company also has contractual commitments of $4.8 million, $3.4 million, $2.9 million, $1.0 million, and $0.7 million for the fiscal years ending March 31, 2015, 2016, 2017, 2018, and 2019, respectively, to be paid to related parties for acquired programming, as discussed in Note 11; this includes imputed interest of $0.2 million and undelivered episodes of $6.8 million.

9. Mandatorily Redeemable Preferred Units, Members' Equity (Deficit), and Share-Based Compensation
The Company had 100,000 mandatorily redeemable Preferred Units and 102,000 B-1 Common Units outstanding at March 31, 2014.
The Preferred Units are mandatorily redeemable and carry a dividend rate of 10% compounded annually. These units are redeemable in May 2019, at the stated value plus the dividend return

9. Mandatorily Redeemable Preferred Units, Members' Equity (Deficit), and Share-Based Compensation (continued)
and any additional capital contributions less previous distributions. The Preferred Units were initially recorded based on their estimated fair value, as determined using an option pricing model methodology, as a liability in the accompanying consolidated balance sheets.
The Preferred Units and the 10% dividend are being accreted, through charges to interest expense, up to their redemption amounts, over the ten-year period to the redemption date. During the years ended March 31, 2014 and 2013, the Company paid no amounts to the Preferred Unit holders. During the fiscal year ended March 31, 2014, the Company received contributions of $17.5 million from the Preferred Unit holders. Additionally, the Company received a contribution of $4.5 million from a Preferred Unit holder on April 1, 2014.
The Preferred Units are the only voting units; additionally, only the Preferred Unit holders can elect the board of managers. Assuming no additional distributions, dividends, or additional capital contributions, the redemption amount would be $654.3 million at May 2019. The redemption value as of March 31, 2014, based on the stated value and the dividend earned through that date, would be $397.1 million. The Company estimates the fair value using a discounted cash flow analysis based on the expected cash flows. The analysis reflects the contractual terms, including the period to maturity at May 28, 2019, and uses a discount rate of 15.5% commensurate with the associated risk. The fair value at March 31, 2014 and 2013, is as follows (in thousands):

	March 31, 2014		March 31, 2013
	Carrying Value	Estimated Fair Value (Level 3)	Carrying Value	Estimated Fair Value (Level 3)

Mandatorily Redeemable Preferred Units	$325,204	$199,814	$267,362	$199,818
The board of managers has authorized the issuance of up to 8,889 Series B‑2 Common Units (“B-2 Common Units”) that vest over five years and 2,223 B-2 Common Units that may be granted through a junior unit that only vests if there is an exit event, as defined, with a return to members upon exit of between 350% and 500% or more of the Members’ investment. During the fiscal year ended March 31, 2012, the Company granted 3,556 B-2 Common Units to an employee. These units granted were valued at fair value at grant date and were being expensed as earned over the five-year vesting period until the employee separated from the Company in October 2012. There was no compensation expense for these units for the fiscal year ended March 31, 2014, and $0.3 million during the fiscal year ended March 31, 2013.

10. Interest Expense

Interest expense, net (in thousands) consists of the following:

	Year Ended March 31
	2014	2013	2012
Interest expense:
Preferred Units and dividend accretion	$40,342	$33,950	$29,687
Equipment under capital lease	524	592	656
Acquired programming	723	1,066	1,186
	41,589	35,608	31,529
Interest income	(42)	(7)	(11)
Interest expense, net	$41,547	$35,601	$31,518
11. Related-Party Transactions
Amounts due to related parties totaled $9.7 million and $13.5 million at March 31, 2014 and 2013, respectively, including $7.6 million and $12.5 million due to Lions Gate and CBS for accrued programming costs at March 31, 2014 and 2013, respectively. The Company is subject to various advertising and other media agreements with Lions Gate. For the fiscal years ended March 31, 2014, 2013, and 2012, under the agreements, the Company recognized $1.9 million, $2.1 million, and $1.5 million in advertising revenue, respectively. The Company also recognized $4.8 million in other revenue for the year ended March 31, 2014, related to a television distribution agreement with Lions Gate.

The Company entered into various acquired programming agreements with Lions Gate and CBS. Under the agreements, the Company recognized $7.7 million, $10.5 million, and $7.9 million in programming expenses for the fiscal years ended March 31, 2014, 2013, and 2012, respectively.
In addition, the Company is charged a shared service fee by Lions Gate for human resources, payroll management, corporate finance, information technology support, and general management services. The shared service fee for the fiscal years ended March 31, 2014, 2013, and 2012, was $0.7 million, $0.8 million, and $1.0 million, respectively. The Company is also charged a fee for allocated insurance premiums. The insurance charge was $0.2 million, $0.4 million, and $0.4 million for each of the fiscal years ended March 31, 2014, 2013, and 2012, respectively.
The Company received certain limited-run programming from CBS for which it paid no license fee.
12. Litigation and Other Contingencies
The Company is, from time to time, involved in various claims, legal proceedings, and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any such pending or threatened proceedings, or any amount which the Company might be required to pay by reason thereof, would have a material adverse effect on the financial condition or future operating results of the Company.

13. Employee Benefit Plan
The Company has a defined contribution plan under Internal Revenue Code Section 401(k) covering all eligible employees. The plan includes a discretionary match provision, matching employees’ voluntary contributions up to $1,000 per employee. The Company incurred charges of $0.1 million, for employer matching contributions to the plan for each of the fiscal years ended March 31, 2014, 2013, and 2012.

14. Supplemental Cash Flow Information
The Company paid $1.6 million, $0.8 million, and $1.0 million in interest for the fiscal years ended March 31, 2014, 2013, and 2012, respectively.